  EXHIBIT 99.1

June 18, 2018	News Release 18-07

Underground Exploration Drilling Complete;
Brucejack Mineralization Extends to the East

Vancouver, British Columbia, June 18, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report the results of underground exploration drilling. Both holes, over 1,500-meters in length, drilled east from the Valley of the Kings intersected Brucejack-style mineralization throughout, with anomalous copper and molybdenum mineralization suggesting proximity to porphyry-style mineralization at depth.

The drilling was conducted to test mineralization continuity between the Valley of the Kings and the Flow Dome Zone while assessing the potential for a porphyry source at depth. The Flow Dome Zone is an area approximately 1,000 meters east of the Brucejack Mine, where drilling in 2015 intersected high-grade gold (see news release dated October 8, 2015). Holes VU-820 and VU-911 were drilled from the eastern edge of the 1200-meter level of the Valley of the Kings underground development. Hole VU-820 was drilled 1,584 meters to the east at a -50 degree angle, and hole VU-911 was drilled 1,555 meters to the east at a -65 degree angle.

For a section view of the reported holes please see the following link: ■

Extending the known limits of the Brucejack Mine mineralization

Results confirm the presence of Brucejack-style mineralization starting from the eastern edge of the Valley of the Kings to beneath the Flow Dome Zone. Oriented core drilling intersected Brucejack-style alteration, veining, and mineralization along the length of both drill holes. The holes were directed to test the porphyry potential and were drilled subparallel to the stockwork veining. Stockwork veinlets and significant stockwork breccia containing gold and silver mineralization were intersected in both drill holes. Four occurrences of visible gold were noted between depths of 105 meters and 802 meter in the steeper (VU-911) drill hole. (See Table 1 below for select assays.) These results will be used for planning a future underground drill program focused on resource expansion of the Valley of the Kings to the east.

Selected drill highlights include:

Hole VU-820 intersected:

●
1.71 grams of gold per tonne over 90.21 meters, including 5.12 grams of gold per tonne over 1.00 meter, 6.43 over 4.00 meters, 58.70 over 1.00 meter, and 6.06 over 1.00 meters;

●
46.00 grams of gold per tonne over 1.00 meter;

Hole VU-911 intersected:

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157.00 grams of gold per tonne over 0.50 meters, visible gold was observed;

●
142.00 grams of gold per tonne over 1.50 meters;

●
76.30 grams of gold per tonne over 0.50 meters, visible gold was observed;

●
33.60 grams of gold per tonne over 0.50 meters, visible gold was observed;

Exploration Drilling for Porphyry Source

Anomalous copper and molybdenum mineralization intersected at depth in both holes. The zone of anomalous mineralization extends at depths of between 1,400 meters and 1,485 meters in drill hole VU-911, and occurs more diffusely over a broader area in drill hole VU-820 (1260 meters to 1585 meters down-hole depth). These intervals line-up sub vertically between both drill holes. The mineralized zone in drill hole VU-911 corresponds with a downhole total field magnetic high, change in alteration, and the presence of a coarse porphyritic host rock. Pyrite grains from both holes show a transition from being zoned (Valley of the Kings style) to being unzoned with inclusions of chalcopyrite (Kerr style) downhole. These features suggest increased proximity to porphyry style mineralization at depth below the Flow Dome Zone.

A follow-up surface geophysical program will be initiated utilizing the data from the downhole in-situ electrode. The drill results along with the geophysics will be compiled to refine targeting of this zone for subsequent drilling. Mineral chemistry evaluation for porphyry vectoring and geochronology of porphyritic material at depth is currently underway.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine exploration drilling.

Regional Grass-Roots Exploration

Crews have been mobilized to site and an MT geophysical survey is currently underway to refine high-priority targets for a 1,500 meter regional exploration drilling planned to commence in July. The 2018 regional grass-roots exploration program follows up on the comprehensive regional exploration that has previously been completed on the 1,250-square kilometer property, including sampling, regional mapping, prospecting, airborne geophysics, ground geophysics, and hyperspectral mapping. To date, the program has resulted in the identification of several distinct areas that have the potential to host mineralized zones similar to the Valley of the Kings and Eskay Creek deposits.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program.

Table 1: Selected Exploration Drill Results, June 2018 (VU-820 & VU-911)(1,2)
Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
VU-820	-50/90	53.00	56.00	3.00	0.71	5.00
		74.00	75.00	1.00	11.30	20.70
		121.00	122.00	1.00	3.53	2.70
		153.00	154.00	1.00	24.10	12.30
		177.00	178.00	1.00	1.25	96.00
		181.00	182.00	1.00	1.20	40.40
		229.00	230.00	1.00	1.11	60.60
		307.80	309.41	1.61	17.38	822.29
	incl.	307.80	308.33	0.53	18.10	1480.00
	incl.	308.33	308.89	0.56	30.50	838.00
		396.00	397.00	1.00	1.20	32.80
		400.00	401.00	1.00	1.41	6.10
		409.00	410.00	1.00	1.46	28.70

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
		425.00	426.00	1.00	1.20	2.80
		441.79	532.00	90.21	1.71	13.43
	incl.	464.00	465.00	1.00	5.12	8.00
	incl.	470.00	474.00	4.00	6.43	38.75
	incl.	491.00	492.00	1.00	4.69	5.50
	incl.	497.00	498.00	1.00	58.7	52.30
	incl.	501.00	516.00	15.00	1.29	14.97
	incl.	522.00	523.00	1.00	6.06	92.90
	incl.	530.00	532.00	2.00	3.77	95.20
		544.00	560.00	16.00	2.88	93.10
	incl.	545.00	547.00	2.00	2.48	323.00
	incl.	548.00	550.00	2.00	8.92	179.90
	incl.	556.00	557.00	1.00	11.7	62.60
		567.00	568.00	1.00	2.80	9.50
		577.00	583.00	6.00	3.94	100.58
	incl.	578.00	581.00	3.00	3.59	60.57
	incl.	581.00	583.00	2.00	5.81	204.00
		585.00	589.00	4.00	1.28	11.43
		621.00	622.00	1.00	1.74	1.90
		646.00	655.00	9.00	2.30	36.18
	incl.	646.00	648.00	2.00	7.32	96.20
		660.00	661.00	1.00	3.74	4.70
		722.00	723.00	1.00	1.35	58.30
		818.00	819.00	1.00	1.14	60.50
		915.00	916.00	1.00	1.30	1.90
		1128.00	1129.00	1.00	46.00	49.50
		1143.00	1144.00	1.00	3.18	1.20
		1148.00	1150.00	2.00	3.94	48.50
	incl.	1149.00	1150.00	1.00	5.38	55.50
		1161.00	1162.00	1.00	1.68	2.20
		1193.00	1194.00	1.00	2.80	3.30
		1329.00	1330.00	1.00	1.82	2.00
		1518.00	1519.00	1.00	1.06	15.40
VU-911	-65/90	104.50	105.40	0.90	1.16	27.70
		105.40	105.90	0.50	157.00	123.00	Visible gold
		138.00	139.50	1.50	1.70	1.00
		151.50	153.00	1.50	142.00	70.60
		161.50	162.00	0.50	76.30	25.20	Visible gold
		163.50	165.00	1.50	2.33	15.40
		166.50	168.00	1.50	5.21	6.90
		184.50	186.00	1.50	43.20	29.30

Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
	204.00	205.50	1.50	1.34	2.40
	279.00	280.50	1.50	2.28	1.30
	385.50	387.00	1.50	6.54	397.00
	477.00	478.50	1.50	2.01	7.60
	486.00	487.50	1.50	1.88	9.60
	550.50	552.00	1.50	1.38	4.00
	606.00	609.00	3.00	4.19	4.20
incl.	606.00	607.50	1.50	5.55	3.60
incl.	607.50	609.00	1.50	2.82	4.80
	619.50	620.70	1.20	1.52	1.30
	631.50	633.00	1.50	2.89	5.60
	657.50	658.00	0.50	1.65	1.40	Visible gold
	694.00	695.50	1.50	1.27	10.70
	727.00	728.50	1.50	1.42	1.30
	736.00	737.50	1.50	2.39	2.70
	742.00	743.50	1.50	2.92	2.80
	746.50	748.00	1.50	1.03	5.70
	776.50	779.50	3.00	1.12	2.65
incl.	776.50	778.00	1.50	1.16	3.10
incl.	778.00	779.50	1.50	1.07	2.20
	781.00	782.50	1.50	4.19	0.70
	802.29	802.79	0.50	33.60	1825.00	Visible gold
	811.00	812.50	1.50	1.17	4.80
	820.00	821.50	1.50	2.66	2.50
	860.50	862.00	1.50	1.52	1.90
	1054.00	1055.50	1.50	1.58	1.40
	1183.00	1184.50	1.50	3.94	3.30
	1403.50	1405.00	1.50	1.53	3.90
	1504.00	1505.50	1.50	1.04	0.25
(1)True thickness to be determined.
(2)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a duplicate at ALS Chemex in North Vancouver, B.C. Half HQ core was assayed and the remainder stored on-site.

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned mining, exploration and development activities; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; completion of ramp-up to steady state production and positive cash flow; timing and receipt of approvals, consents and permits under applicable legislation; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2018 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking statements are based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Underground Exploration Drill Results

PRETIVM

Flow Dome Zone
W
E
1500 L
1250 L
1000 L
750 L
500 L
250 L
0 L
Brucejack Mine Underground Development
SU-657
SU-666
SU-658
SU-668
SU-654
SU-661
Au (g/t)
0.5-1.0
1.0-5.0
5.0-20.0
>20.0
500 m
Anomalous Cu and Mo
VU-820
VU-911
426500 E
427000 E
427500 E
428000 E
428500 E
429000 E